SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Championship Auto Racing Teams, Inc.
----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
----------------------------------------------------------------
(Title of Class of Securities)


                                   15871110-1
----------------------------------------------------------------
                                 (CUSIP Number)

                                 James Grosfeld
                      20500 Civic Center Drive, Suite 3000
                           Southfield, Michigan 48076
                                 (248) 827-1700
----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 10, 2002
----------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



CUSIP NO. 15871110-1              13D                   PAGE 2  OF  9 PAGES
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    James Grosfeld
-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3   SEC USE ONLY


-----------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
-----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                 [ ]

-----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                   0
   SHARES      --------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  --------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                   [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-----------------------------------------------------------------------------

CUSIP NO. 15871110-1             13D                        PAGE 3  OF  9 PAGES
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Nancy Grosfeld
-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3   SEC USE ONLY


-----------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
-----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                [ ]

-----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      --------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                   [ ]

----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-----------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Championship Auto Racing Teams, Inc., a Delaware corporation ("CART"). The address of CART's principal executive offices is 755 West Big Beaver Road, Suite 800, Troy, Michigan 48084.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by James Grosfeld and Nancy Grosfeld, his wife, who are referred to in this Schedule as the "Reporting Persons". James Grosfeld's business address is 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Mr. Grosfeld's present principal occupation or employment is private investor. Mr. Grosfeld has served, but no longer serves on the Board of Directors of CART. Nancy Grosfeld's address is 420 Martell Drive, Bloomfield Hills, Michigan 48013. Mrs. Grosfeld's present principal occupation or employment is homemaker.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons are citizens of the United States of America.

ITEM 3. Not applicable



ITEM 4. Not applicable


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of September 10, 2002 are as follows:

                                     Number                          Percent*
                                     ------                           ------
      James Grosfeld and
      Nancy Grosfeld                 0    	                		  0%


	    (b) Not applicable
         (C) Transactions were all in a private sale on September 10, 2002 of 1,172,400 shares at $5.00 per share for total proceeds of $5,862,000.


ITEM 6.  Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 2002                            /s/ JAMES GROSFELD
                                                     -----------------------
                                                     James Grosfeld


Dated:  September 4, 2002                            /s/ NANCY GROSFELD
                                                     -----------------------
                                                     Nancy Grosfeld